Exhibit 99.2
THE CLOROX COMPANY
RECONCILIATION OF ECONOMIC PROFIT (UNAUDITED) (1)

Dollars in millions	FY21	FY20	FY19
Earnings before income taxes	$900	$1,185	$1,024
Add back:
Non-cash U.S. GAAP charges (2)	357	2	2
Interest expense	99	99	97
Less:
Saudi JV acquisition gain (3)	(82)	—	—
Earnings before income taxes, non-cash U.S. GAAP items and interest expense	1,274	1,286	$1,123
Less:
Income taxes on earnings before income taxes, non-cash U.S. GAAP items and interest expense (4)	264	267	222
Adjusted after tax profit	1,010	1,019	901
Less: After tax profit attributable to noncontrolling interests	9	—	—
Adjusted after tax profit attributable to Clorox	1,001	1,019	901
Average capital employed (5)	3,655	3,478	3,231
Less: Capital charge (6)	329	313	291
Economic profit (1) (Adjusted after tax profit attributable to Clorox less capital charge)	$672	$706	$610

(1) Economic profit (EP) is defined by the Company as earnings before income taxes, excluding non-cash U.S. GAAP items (such as restructuring, intangible asset impairment charges, and other non-cash, non-recurring gains or losses) and interest expense; less income taxes (calculated based on the Company’s effective tax rate), less after tax profit attributable to noncontrolling interests, and less a capital charge (calculated as average capital employed multiplied by a cost of capital rate). EP is a key financial metric that the Company’s management uses to evaluate business performance and allocate resources, and is a component in determining employee incentive compensation. The Company’s management believes EP provides additional perspective to investors about financial returns generated by the business and represents profit generated over and above the cost of capital used by the business to generate that profit.
(2) Fiscal year 2021 includes impairment charges of $329 (after tax $267) of which $228, $86, and $15 related to the goodwill of the VMS reporting unit, certain indefinite-lived trademarks and other assets, respectively, and non-cash charges of $28 ($21 after tax) on investments and related arrangements made with a Professional Products SBU supplier.
(3) On July 9, 2020, the Company increased its investment in each of the two entities comprising its joint venture in the Kingdom of Saudi Arabia (Saudi joint venture). As a result of this transaction, a non-cash nonrecurring net gain was recognized of $82 ($76 after tax) in Other (income) expense, net in the quarter ended September 30, 2020, primarily due to the remeasurement of the carrying value of the company’s previously held equity investment to fair value.
(4) The tax rate applied is the effective tax rate before the identified non-cash U.S. GAAP items was 20.7%, 20.8% and 19.8% in fiscal years 2021, 2020, and 2019, respectively. The difference between the fiscal year 2021 effective tax rate on earnings of 20.1% is due to the tax rate impacts of the Professional Products supplier charge, VMS impairment, and Saudi JV acquisition gain of 0.1%, (0.4)%, and 0.9%, respectively.
(5) Total capital employed represents total assets less non-interest bearing liabilities. Adjusted capital employed represents total capital employed adjusted to add back current year after tax non-cash U.S. GAAP items deduct the current year after tax non-cash, non-recurring gain. Average capital employed is the average of adjusted capital employed for the current year and total capital employed for the prior year, based on year-end balances. See below for details of the average capital employed calculation.
(6) Capital charge represents average capital employed multiplied by a cost of capital, which was 9% for all fiscal years presented. The calculation of capital charge includes the impact of rounding numbers.

Dollars in millions	FY21	FY20	FY19
Total assets	$6,334	$6,213	$5,116
Less:
Accounts payable and accrued liabilities (7)	1,670	1,327	1,033
Current operating lease liabilities	81	64	—
Income taxes payable	—	25	9
Long-term operating lease liabilities	301	278	—
Other liabilities (7)	819	755	774
Deferred income taxes	67	62	50
Non-interest bearing liabilities	2,938	2,511	1,866
Total capital employed	3,396	3,702	3,250
After tax non-cash U.S. GAAP items(2)(3)	212	2	1
Adjusted capital employed	$3,608	$3,704	$3,251
Average capital employed	$3,655	$3,478	$3,231

(7) Accounts payable and accrued liabilities and Other liabilities are adjusted to exclude interest-bearing liabilities.
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